UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

SMX (Security Matters) PLC

(Name of Issuer)

Ordinary Shares, par value $0.0022 per share

(Title of Class of Securities)

G8267K141

(CUSIP Number)

Doron Afik

103 Hahasmonaim St.

POB 20144

Tel Aviv, Israel

+972-544617693

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

April 29, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G8267K141

1.	Names of Reporting Person: Doron Afik
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a)☐ (b)☐
3.	SEC Use Only
4.	Source of Funds (See Instructions): Not applicable.
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6.	Citizenship or Place of Organization: Israeli

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power: 2,648,863 (see Items 2 and 5)
	8.	Shared Voting Power: 0 (see Items 2 and 5)
	9.	Sole Dispositive Power: 2,648,863
	10.	Shared Dispositive Power: 0 (see Items 2 and 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,648,863
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):	☐
13.	Percent of Class Represented by Amount in Row (11): 6.9%
14.	Type of Reporting Person (See Instructions): IN

See Item 5(a) below).

Item 1. Security and Issuer

This report on Schedule 13D (this “Report”) relates to the issued and outstanding ordinary shares, par value $0.0022 per share (the “Ordinary Shares”), of SMX (Security Matters) PLC, an Ireland public limited company (the “Company”). The principal executive offices of the Company are located at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, D04 T4A6 Ireland.

This Amendment No. 1 amends and supplements the statement on Schedule 13D filed with the SEC on June 4, 2024 related to Ordinary Shares acquired by the Reporting Person as of December 31, 2023; with respect to the Ordinary Shares of the Company, as provided herein.

Item 2. Identity and Background

This Report is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended, by Doron Afik (the “Reporting Person”). The Reporting Person’s principal occupation is attorney, and the Reporting Person, through Afik & Co. Attorneys & Notary, provides certain legal services to the Company from time to time.

The business address for the Reporting Person is 103 Hahasmonaim St., Tel Aviv, Israel.

During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

The Reporting person is a citizen of Israel.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to a Conversion and Exchange Rights Agreement dated April 17, 2024 (the “Agreement”), on April 29, 2024 the Company exchanged and converted 1,874,374 of its 3-year cashless warrants held by the Reporting Company for 468,594 Ordinary Shares (such transaction, the “Exchange”). The Agreement is attached to this Schedule 13D as Exhibit 10.1 and incorporated herein by reference. Also on April 29, 2024, the Company issued to the Reporting Person 290,000 Ordinary Shares as additional consideration for the Reporting Person’s December 31, 2023 conversion of $564,795 of principal and interest owned to him by the Company (the “Additional Issuance”). No cash consideration was paid by the Reporting Person for the Exchange or the Additional Issuance. The Reporting Person was also granted restricted stock units which settle into Ordinary Shares, of which 5,556 vested in accordance with their terms and an additional 2,778 vest within 60 days of April 29, 2024.

Item 4. Purpose of Transaction

See Item 3 above.

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review such investment in the Company on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Person’s review of numerous factors, including, but not limited to: an ongoing evaluation of the Company’s business, financial condition, operations and prospects; price levels of the Ordinary Shares; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Subject to applicable law, the Reporting Person may acquire additional securities of the Company, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions, including as payment for additional services rendered to the Company from time to time. In addition, subject to the provisions of the foregoing, through his role as counsel to the Company or otherwise, the Reporting Person may engage in discussions with management, the Company’s board of directors, and stockholders of the Company and other relevant parties or encourage, cause or seek to cause the Company or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or take-private transaction that could result in the de-listing or de-registration of the Ordinary Shares; sales or acquisitions of assets or businesses; changes to the capitalization or dividend policy of the Company; or other material changes to the Company’s business or corporate structure, including changes in management or the composition of the Company’s board of directors.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Item 4(a)–(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

Item 5. Interest in Securities of the Issuer

(a)	As of the date of this Report, the Reporting Person beneficially owns 2,648,863 Ordinary Shares, which number of shares represents approximately 6.9% of the outstanding ordinary shares based on 38,334,442 Ordinary Shares issued and outstanding as of April 29, 2024, and which includes (i) 1,974 Ordinary Shares underlying vested stock options of the Company and (ii) 2,778 Restricted Stock Units which settle into Ordinary Shares which vest within 60 days of April 29, 2024. The percentage of ownership reported in this Item 5 was calculated in accordance with Rule 13d-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended. In April 2024, the Company and the Reporting Person agreed to cancel and terminate the 25,000 5-year warrants then held by the Reporting Person and included as beneficially owned on the Schedule 13D filed with the SEC on June 4, 2024, of which this form is an amendment.

(b)	See rows (7) through (10) of the cover page to this Schedule 13D/A for the number of Ordinary Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Except as described in Item 3, which is hereby incorporated by reference, the Reporting Person has not effected any transaction in Ordinary Shares or other voting securities of the Company in the past 60 days.

(d)	The Reporting Person has the right to receive the dividends from and proceeds of sales from the Ordinary Shares beneficially owned by him.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to Items 3 and 4, which are hereby incorporated by reference.

The Reporting Person entered into a Shareholder Voting Agreement with the Company, dated April 24, 2024 (the “Voting Agreement”), pursuant to which, among other things, (a) on all matters raised to a vote in a general meeting of the Company, the Reporting Person agrees to be present, in person or by proxy, at all meetings of shareholders for the vote thereon, to vote [758,594] of his Ordinary Shares (the “Subject Shares”) in favor of the proposed action, or in connection with any solicitation of written consents from the stockholders of the Company, to consent to the proposed action, and raise no objections to the proposed action, and to waive and refrain from exercising any dissenters rights, appraisal rights or similar rights in connection with such proposed action and (ii) to secure the Reporting Person’s obligations to vote the Ordinary Shares in accordance with the Voting Agreement, the Reporting Person appointed the person acting as chairperson of the Board of Directors of the Company at the time of the general meeting or consent required (unless the Board of Directors appointed another person to act as chairperson of the General Meeting), as the Reporting Person’s true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to vote all of the Subject Shares as set forth in the Voting Agreement and to execute all written consents or objections and other appropriate instruments consistent with the Voting Agreement on behalf of the Reporting Person. The proxy and power granted by the Reporting Person pursuant to the Voting Agreement are coupled with an interest and are given to secure the performance of the Reporting Person’s duties under the Voting Agreement and are irrevocable for the term of the Voting Agreement, and shall survive the death, incompetency and disability of the Reporting Person. A copy of the Voting Agreement is attached hereto as Exhibit 10.2 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 10.1	Conversion and Exchange Rights Agreement, dated April 17, 2024

Exhibit 10.2	Shareholder Voting Agreement with the Company, dated April 24, 2024

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 4, 2024

/s/ Doron Afik
	Name:	Doron Afik